September 16, 2009

United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Dharia:

CIBT Education Group Inc. – Form 20-F for the Year Ended August 31, 2008
Filed March 25, 2009 – File No. 1-34021

This letter is in response to your request on August 21, 2009 via email for additional disclosure.  Your requests are highlighted in bold print.  All amounts herein are in US dollars, unless otherwise noted.

Proposed Disclosures on Goodwill and Intangible Asset Impairment Testing

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the amount assigned to the net assets acquired and assumed liabilities.  Our goodwill arose primarily as a result of our acquisition of Sprott- Shaw Degree College Corp. (“SSDC”) and as a result of our acquisitions of non-controlling interests in our subsidiary, CIBT School of Business and Technology Corp. (“CIBT”).  On acquisition, we allocate the goodwill and related assets to our respective reporting units.

Indefinite-lived intangible assets are recorded at fair value on their acquisition date and primarily include regulatory accreditations, a brand (including trademarks) and Chinese university partnership contracts as a result of the SSDC and CIBT acquisitions.  We assign indefinite lives to acquired brand (including trademarks), accreditations and Chinese university partnership contracts that we believe have the continued ability to generate cash flows indefinitely; have no legal, regulatory, contractual, economic or other factors limiting the useful life of the respective intangible asset; and when we intend to renew the respective trademarks (and maintain the brand), accreditations or Chinese university partnership contracts and renewal can be accomplished at little cost.

Goodwill and indefinite-lived intangible assets are not amortized, but rather are tested for impairment at least annually, unless events occur or circumstances change between annual tests that would more likely than not reduce the fair value of the respective asset below its carrying amount.  We perform our annual goodwill and indefinite-lived intangible asset impairment tests, if applicable, as at August 31 for each of the Company’s reporting units.

Finite-lived intangible assets that are acquired in business combinations are recorded at fair value on their acquisition date and are amortized on a straight-line basis to reflect the economic useful life of the asset.  Acquired finite-lived intangible assets include curriculum access contracts, curriculum and foreign university cooperation agreements and are amortized straight-line over their useful lives, which range from one to fifteen years.

At August 31, 2008 and June 30, 2007, we had goodwill of $6,782,829 and $4,150,046, respectively and identifiable intangible assets of $12,846,761 and $349,659, respectively.

Asset Impairment Testing

Long-Lived Assets
In accordance with CICA 3063, “Impairment of Long-Lived Assets”, we evaluate the carrying amount of our major long-lived assets, including property and equipment and finite-lived intangible assets, whenever changes in circumstances or events indicate that the value of such assets may not be fully recoverable.  At August 31, 2008, we believe the carrying amounts of our long-lived assets are fully recoverable and no impairment exists.

Goodwill and Indefinite-Lived Intangible Assets
We apply the provisions of CICA 3062, “Goodwill and Intangible Assets”, which requires that a two-step impairment test be performed on goodwill.  In the first step, the fair value of the reporting unit is compared to the carrying value of its net assets.  If the fair value of the reporting unit exceeds the carrying value of the net assets of the reporting unit, goodwill is not impaired and no further testing is required.  If the carrying value of the net assets of the reporting unit exceeds the fair value of the reporting unit, then a second step must be performed in order to determine the implied fair value of the goodwill and compare it to the carrying value of the goodwill.  An impairment loss is recognized to the extent the implied fair value of the goodwill is less than the carrying value of the goodwill.

In assessing the fair value of our reporting units, we rely primarily on discounted cash flow analysis, which includes our estimates about the future cash flows of our reporting units that are based on assumptions consistent with our plans to manage the underlying businesses.  Our analysis may also include using market-based valuation techniques.  To assess the reasonableness of our fair value analysis, when appropriate, we evaluate our results against other measurement indicators, such as comparable company public trading values and values observed in private transactions, if available.

The impairment test for indefinite-lived intangible assets involves a comparison of the estimated fair value of the intangible asset with its carrying value.  If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.  To determine the fair value of these intangible assets, we use various valuation methods, such as discounted cash flow analysis or the relief from royalty method.

Goodwill and indefinite-lived intangible assets are tested annually for impairment unless events occur or circumstances change between annual tests that would more likely than not reduce the fair value of the respective asset below its carrying amount.

Notes to Financial Statements

Note 3 – Subsidiaries

In addition to including the disclosure regarding the CIBT and the Sprott-Shaw Degree College purchase price allocations from the August 31, 2008 financial statements, the following will be included:

The CIBT (non-controlling interest) and SSDC acquisitions have been accounted for pursuant to CICA 1581, “Business Combinations”.  To value the acquired assets and assumed liabilities, the Company used the following valuation methodologies:

▪	The income approach using the relief-from-royalty method for brand (including trademarks), which represents the benefit of owning this intangible asset rather than paying royalties for its use;
▪
The income approach using the multi-period excess earnings method for the Chinese university partnership contracts and the student relationship intangible assets, which discounts the estimated after-tax cash associated with the existing base of students at the acquisition date, factoring in expected attrition;

▪
The combination of discounted cash flow and replacement cost approaches with respect to the other identified intangible assets, including accreditations, foreign university cooperative agreements and curriculum; and

▪	The carrying value of the majority of the other net assets and liabilities, including the property and equipment approximated their fair values at acquisition.

Note 6 – Intangible Assets and Goodwill

Intangible assets and goodwill are as follows:

	August 31, 2008
		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Beginning balance	$443,458	$(93,799)	$349,659

Purchase price adjustment (Note 3(a))	63,619	-	63,619
Additions during the current period	5,386,803	(1,159,557)	4,227,246
Disposals during the current period	(15,016)	5,006	(10,010)
Foreign exchange adjustments	(235,779)	101,308	(134,471)

Ending balance	$5,643,085	$(1,147,042)	$4,496,043

Intangible assets not subject to amortization

Beginning balance			$-

Purchase price adjustment (Note 3(a))			3,246,387
Additions during the current period			6,000,428
Disposals during the current period			(766,088)
Foreign exchange adjustments			(130,009)

Ending balance			$8,350,718

Total intangible assets			$12,846,761

Goodwill

Beginning balance			$4,150,046

Purchase price adjustment			(2,482,505)
Additions during the current period			5,830,223
Disposals during the current period			(357,017)
Foreign exchange adjustments			(357,918)

Ending balance			$6,782,829

	June 30, 2007
		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Beginning balance	$425,132	$(61,653)	$363,479

Additions during the current period	6,114	(30,133)	(24,019)
Foreign exchange adjustments	12,212	(2,013)	10,199

Ending balance	$443,458	$(93,799)	$349,659

Goodwill

Beginning balance			$-

Additions during the current period			3,995,405
Foreign exchange adjustments			154,641

Ending balance			$4,150,046

	August 31, 2008
		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Agreements and contracts – curriculum access	$313,136	$(39,048)	$274,088
Internally developed curriculum – acquired	4,469,704	(751,527)	3,718,177
Foreign university cooperative agreements and others	860,245	(356,467)	503,778

	$5,643,085	$(1,147,042)	$4,496,043

Intangible assets not subject to amortization

Accreditations and registrations			$2,037,576
Brand and trade names			2,066,698
Chinese university agreements and contracts			4,246,444

			$8,350,718

Total intangible assets			$12,846,761

June 30, 2007
		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Agreements and contracts – curriculum access	$-	$-	$-
Internally developed curriculum – acquired	-	-	-
Foreign university cooperative agreements and others	443,458	(93,799)	349,659

	$443,458	$(93,799)	$349,659

Intangible assets not subject to amortization

Accreditations and registrations			$-
Brand and trade names			-
Chinese university agreements and contracts			-

$-

Total intangible assets			$349,659

The Company recorded amortization of intangible assets subject to amortization totalling $6,545 during the two month period ended August 31, 2007 and $1,153,012 for the twelve month period ended August 31, 2008 (2007 – $29,601).

Tandy Language Statements

The Company is responsible for the adequacy and accuracy of the disclosure in the filings.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We hope that the responses provided in this letter satisfy all of your comments and requests.

Yours truly,

CIBT Education Group Inc.
Per:

/s/ Tim Leong
Tim Leong
Vice-President & CFO

cc   Linda Zhu
      Ernst & Young
      700 West Georgia Street, Vancouver, BC., V7Y 1C7

cc   David Hsu, 10022 Foxrun Road, Santa Ana, California, 92705, USA

cc   Jack Brozman, 10314 Shawnee Mission Parkway, Shawnee, Kansas, 66203, USA ccTroy Rice, 5619 East Libby Street, Scottsdale, Arizona, 85254, USA

cc   Shane Weir, 16th Floor, Tak Shing House, Theatre Lane, 20 Des Voeux Road, Central, Hong Kong